Exhibit 12.1
Manor Care, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Six months ended June 30,			Year ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Earnings Available to Cover Fixed Charges:
Income from continuing operations before income taxes	$115,163	$122,341	$257,672	$254,879	$190,412	$212,684	$129,992
Less:
Equity in earnings of affiliates, excluding affiliate with guaranteed debt	(3,587)	(2,823)	(5,492)	(6,975)	(7,236)	(4,761)	(4,543)

Add:
Dividends received from equity affiliates	1,951	2,489	3,231	1,956	4,750	3,026	11,574
Losses of minority interests	(483)	(134)	(724)	(83)	(35)	—	—
Fixed charges deducted from earnings (see below)	18,066	25,409	69,219	62,684	53,000	51,173	64,751

Earnings available to cover fixed charges	$131,110	$147,282	$323,906	$312,461	$240,891	$262,122	$201,774

Fixed Charges:
Interest expense, including amounts in operating expense	$15,238	$20,824	$61,204	$55,194	$44,600	$41,395	$55,458
Interest within rent expense	2,828	4,585	8,015	7,490	8,400	9,778	9,293

Fixed charges deducted from earnings	18,066	25,409	69,219	62,684	53,000	51,173	64,751
Interest expense on guaranteed debt of affiliate	—	—	—	—	—	—	2,272
Interest capitalized	526	603	990	1,002	671	721	1,933

Fixed charges	$18,592	$26,012	$70,209	$63,686	$53,671	$51,894	$68,956

Ratio of Earnings to Fixed Charges	7.1x	5.7x	4.6x	4.9x	4.5x	5.1x	2.9x